Exhibit 99.1

Focus Media Reports Third Quarter 2011 Results

SHANGHAI, China, Nov 17, 2011 – Focus Media Holding Limited (Nasdaq: FMCN), China’s largest out-of-home lifestyle interactive targeted digital media group, today announced its unaudited financial results for the third quarter ended September 30, 2011.

Highlights for Third Quarter 2011:

● Total net revenue for the third quarter of 2011 was $210.7 million, of which

● Aggregate net revenue from the LCD display network (including the movie theater network), in-store network and poster frame network was $196.1 million, which exceeded by approximately 11% the mid-point of the Company’s guidance range of $175-177 million. This represented year-on-year growth of 53% from $128.4 million for the third quarter of 2010 and quarter-on-quarter growth of 18% from $166.1 million for the second quarter of 2011.

● Net revenue from the traditional outdoor billboard network for the third quarter of 2011 was $14.6 million, which exceeded by approximately 22% the midpoint of the Company’s guidance of $11-13 million. This represented year-on-year growth of 64% from $8.9 million for the third quarter of 2010 and quarter-on-quarter growth of 13% from $12.9 million for the second quarter of 2011.

● GAAP net income attributable to Focus Media for the third quarter of 2011 was $62.2 million, representing an increase of 45% from $42.8 million for the second quarter of 2011 and compared to $112.7 million for the third quarter of 2010 (which included one-off income of $79.0 million resulting from the sale of our Internet business.).

● Non-GAAP net income attributable to Focus Media for the third quarter of 2011 was $82.7 million, exceeding the mid-point of the Company’s guidance range of $68-$70 million by 20%, representing year-on-year growth of 60% from non-GAAP net income attributable to Focus Media of $51.8 million for the third quarter of 2010 and quarter-on-quarter growth of 31% from non-GAAP net income attributable to Focus Media of $62.9 million for the second quarter of 2011. Please see the sections on “Use of Non-GAAP Financial Measures” and “Reconciliation of GAAP to non-GAAP” elsewhere in this announcement for more information about the non-GAAP measures referred to within this announcement.

● GAAP net income attributable to Focus Media per fully diluted ADS for the third quarter of 2011 was $0.44, comparing to $0.76 per fully diluted ADS in the third quarter of 2010 which was boosted by one-off income of $79.0 million resulting from the sale of our Internet business and representing a growth of 47% from $0.30 per fully diluted ADS for the second quarter of 2011.

● Non-GAAP net income attributable to Focus Media per fully diluted ADS for the third quarter of 2011 was $0.59, representing year-on year growth of 69% from $0.35 per fully diluted ADS for the third quarter of 2010 and quarter-on-quarter growth of 34% from $0.44 for the second quarter of 2011.

Highlights for Balance Sheet and Cash Flow Results of Third Quarter 2011:

● Cash, cash equivalents and short-term investments were $639.9 million as of September 30, 2011, increasing by 8% from $590.9 million as of June 30, 2011.

● Short term bank loan was $30 million as of September 30 2011 which was used to finance a portion of the Company’s share repurchases during the quarter. Operationally, the Company generates cash inflow in Renminbi onshore and offshore bank loans are used to increase our offshore USD base cash resources.

● Net cash inflow from operating activities in the third quarter of 2011 was $86.3 million, an increase of 71% from $50.6 million for the second quarter of 2011 and more than doubled the $34.2 million for the third quarter of 2010.

● Net accounts receivable for the LCD display network (including the movie theater network), in-store network and poster frame network was $215.3 million as of September 30, 2011, an increase of 17% from $184.8 million as of June 30, 2011 as a result of sequential increase of revenues. Days sales outstanding were 85 days in the third quarter of 2011 versus 87 days for the second quarter of 2011

● Capital expenditures were $6.1 million for the third quarter of 2011, mostly attributable to upgrading our LCD screens into interactive screens in seven major cities in China.

● Cash used in the purchase of subsidiaries in the third quarter of 2011 was $4.1 million, primarily attributable to acquisitions in the poster frame network and the traditional outdoor billboard network as part of our ongoing strategy to expand into additional cities for poster frame network and increasing media resources in the traditional outdoor billboard network.

● Cash used for repurchasing shares in the third quarter of 2011 was $66.1 million.

Jason Jiang, Chairman and Chief Executive Officer of Focus Media said, “We reached two important historical milestones in the third quarter of 2011. Not only did we achieve record high total revenue in our core business, but we also opened up a new chapter in the history of the Company whereby we have taken our media into an interactive age. Driven by positive secular domestic consumption trend in the PRC, we believe for the rest of the year and 2012 advertising demand for our media will continue to be healthy and robust. Over the next several years, leveraging our media interactive capability, we will strive to retain our brand advertising leadership in the industry as well as endeavor to become one of the key default promotional media platforms in the PRC.”

Kit Low, the Company Executive Director and Chief Financial Officer added, “In the third quarter of 2011, the Company achieved aggregate net revenue year on year growth in our LCD display (including the movie theater network), in-store and poster frame businesses of 53%. GAAP net income attributable to Focus Media and non-GAAP net income attributable to Focus Media for the third quarter of 2011 was $62.2 million and $82.7 million, respectively. We achieved a positive net cash inflow from operating activities after deducting the purchase of equipment and subsidiaries of $76.1 million in the third quarter of 2011 as compared to a net cash inflow of $37.3 million in the second quarter of 2011 and a net cash inflow of $23.8 million in the third quarter of 2010. In the first three quarters of 2011, the Company cumulatively generated net cash inflow from operating activities net of capital expenditure and acquisitions of subsidiaries of $118.5 million.”

Third Quarter 2011 financial results

Advertising net revenue from the LCD display network (including the movie theatre network) was $133.6 million for the third quarter of 2011, representing an increase of 54% from $86.8 million for the third quarter of 2010 and an increase of 18% from $113.0 million for the second quarter of 2011.

Advertising net revenue from the poster frame network was $46.6 million for the third quarter of 2011, representing an increase of 45% from $32.2 million for the third quarter of 2010 and an increase of 22% from $38.2 million for the second quarter of 2011.

Advertising net revenue from the in-store network was $15.9 million for the third quarter of 2011, representing an increase of 69% from $9.4 million for the third quarter of 2010 and an increase of 7% from $14.9 million for the second quarter of 2011.

As of September 30, 2011, the total installed base of LCD displays in our LCD display network was 178,382 nationwide, including 169,810 displays through our directly owned networks, and 8,572 displays through our regional distributors, as compared to total LCD displays of 169,798 as of June 30, 2011. The total number of non-digital frames available for use in our poster frame network was 391,304 as of September 30, 2011, as compared to 354,945 as of June 30, 2011. In addition, as of September 30, 2011, we had 34,711 digital frames installed in our poster frame network, a slight decrease from 35,217 as of June 30, 2011 due to optimization of the network. The total number of displays installed in our in-store network was 50,696 as of September 30, 2011, as compared to 50,129 as of June 30, 2011.

Advertising net revenue from the traditional outdoor billboard network was $14.6 million for the third quarter of 2011, representing an increase of 64% from $8.9 million for the third quarter of 2010 and an increase of 13% from $12.9 million for the second quarter of 2011.

Non-GAAP gross profit from the LCD display network (including the movie theatre network) for the third quarter of 2011 was $105.9 million, representing an increase of 61% from $65.6 million for the third quarter of 2010 and an increase of 18% from $89.7 million for the second quarter of 2011.

Non-GAAP gross profit from the poster frame network for the third quarter of 2011 was $19.6 million, representing an increase of 61% from $12.2 million for the third quarter of 2010 and an increase of 61% from $12.2 million for the second quarter of 2011.

Non-GAAP gross profit from the in-store network for the third quarter of 2011 was $10.0 million, almost tripling the $3.4 million for the third quarter of 2010 and an increase of 9% from $9.2 million for the second quarter of 2011.

Non-GAAP gross profit from the traditional outdoor billboard network for the third quarter of 2011 was $3.2 million, representing an increase of 39% from $2.3 million for the third quarter of 2010 and representing a decrease of 11% from $3.6 million for the second quarter of 2011.

Non-GAAP operating expense for the third quarter of 2011 was $46.9 million, representing an increase of 46% from $32.2 million for the third quarter of 2010, which was mainly attributable to: 1) an increase of bad debt provision expenses in the amount of $3.6 million in the third quarter of 2011; 2) an increase of sales commission expenses resulted from revenue growth; and 3) an increase of employees’ salary and welfare in the amount of $2.2 million in the third quarter of 2011; and 4) the Company incurred the disposal loss for fixed assets in the amount of $1.6 million in the third quarter of 2011 to prepare for upgrading most of the screens in seven major cities into the next generation interactive screens for the fourth quarter of 2011. It also represented a slight increase of 2% from $45.9 million for the second quarter of 2011.

Net cash inflow from operating activities in the third quarter of 2011 was $86.3 million, increasing by 71% from $50.6 million for the second quarter of 2011 and more than doubling the $34.2 million for the third quarter of 2010.

Net cash used in investing activities for the third quarter of 2011 was $28.1 million. In the third quarter of 2011, the Company incurred capital expenditures of $6.1 million, mostly attributable to upgrading our LCD screens into interactive screens in seven major cities in China, as well as consideration payments of $4.1 million for our poster frame and traditional outdoor billboard related acquisitions, and net investments of $14.9 million in short-term investments (as part of our ongoing effort to improve our interest income by depositing some cash into longer term dated deposits).

Business Outlook for Fourth Quarter 2011

The Company provides the following guidance with respect to the fourth quarter ending December 31, 2011:

Net revenues for the core business (inclusive of the LCD display network and other, the in-store network and the poster frame network) are expected to be in the range of $212-$214 million, the mid-point of which would represent year-on-year growth of 45% and quarter-on-quarter growth of 9%. Net revenues for the non-core business (the traditional outdoor billboard network) are expected to be in the range of $14-$16 million. The Company’s non-GAAP net income is expected to be in the range of $88-$90 million. The Company estimates the weighted average ADS outstanding for the calculation of fully diluted earnings per ADS in the fourth quarter is 140 million, assuming no further share repurchases during the quarter.

Announced Share Repurchase Program

On October 3, 2011, Focus Media announced an increase in the size of its share repurchase program to US$650 million from $450 million. As of November 17, 2011, the Company has cumulatively spent approximately $355 million in share repurchases.

Foreign Currency Translation

The reporting currency of the Company is US dollar. The financial records of the Company’s subsidiaries are maintained in its local currency, the Renminbi (“RMB”), which is the functional currency. Assets and liabilities are translated at the exchange rate as of September 30, 2011, which was $1 to RMB6.3549. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the third quarter of 2011, which was $1 to RMB6.4132. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the statement of equity and comprehensive income (loss).

USE OF NON-GAAP FINANCIAL MEASURES

In addition to Focus Media’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP gross profit (cumulatively and by segment), non-GAAP operating expenses, non-GAAP operating profit (loss), non-GAAP net income and non-GAAP fully-diluted earnings per ADS, all excluding share-based compensation expenses, amortization of acquired intangible assets, profit or loss from disposal of previously acquired subsidiaries, loss from equity method investee and impairment charges of goodwill. Management uses these non-GAAP financial measures to better assess operating performance of the Company. The Company believes that these non-GAAP financial measures provide investors with another method for assessing Focus Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results in the attached financial information. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Focus Media and when planning and forecasting future periods. The Company computes its non-GAAP financial measures using a consistent method from quarter to quarter and the reconciliation items mostly include share-based compensation expenses, amortization of acquired intangible assets, profit or loss from disposal of previously acquired subsidiaries, loss from equity method investee and goodwill impairment charges. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliation between these financial measures.

Focus Media Holding Ltd.
Reconciliation of GAAP to non-GAAP
(U.S. Dollars in thousands, except share and per-share data)
(Unaudited)

	Three months ended September 30, 2011
	GAAP	(1)	(2)	(3)	Non-GAAP
Gross Profit
LCD display and other:	104,586	200	1,112	—	105,898
—LCD display network	98,196	200	1,101	—	99,497
—Movie theater network	6,390	—	11	—	6,401
Poster frame network	18,588	—	989	—	19,577
In—store network	10,022	—	—	—	10,022
Traditional outdoor billboard network	2,364	—	818	—	3,182

Total Gross Profit	135,560	200	2,919	—	138,679

General and administrative	32,588	(14,424)	—	—	18,164
Selling and marketing	32,594	(933)	(1,051)	—	30,610
Other operating income, net	(1,919)	—	—	—	(1,919)

Total operating expense	63,263	(15,357)	(1,051)	—	46,855

Operating profit from continuing operations	72,297	15,557	3,970	—	91,824
Profit before tax from continuing operations	77,692	15,557	3,970	—	97,219
Net profit from continuing operations	62,666	15,557	3,970	985	83,178
Net profit from discontinued operations	—	—	—	—	-
Net income attributable to Focus Media	62,229	15,557	3,970	985	82,741

Basic net income from continuing operations per ADS	0.47				0.62
Diluted net income from continuing operations per ADS	0.45				0.59
Basic net income from discontinued operations per ADS	—				—
Diluted net income from discontinued operations per ADS	—				—
Basic net income attributable to Focus Media per ADS	0.47				0.62
Diluted net income attributable to Focus Media per ADS	0.44				0.59

ADS used in calculating basic income per ADS	133,718,768				133,718,768

ADS used in calculating diluted income per ADS	139,866,888				139,866,888

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Loss from equity method investee (VisionChina)

	Three months ended June 30, 2011
	GAAP	(1)	(2)	(3)	Non-GAAP
Gross Profit
LCD display and other:	88,382	198	1,130	—	89,710
—LCD display network	85,260	198	1,114	—	86,572
—Movie theater network	3,122	—	16	—	3,138
Poster frame network	11,080	—	1,118	—	12,198
In—store network	9,162	—	—	—	9,162
Traditional outdoor billboard network	3,129	—	449	—	3,578

Total Gross Profit	111,753	198	2,697	—	114,648

General and administrative	30,240	(14,274)	—	—	15,966
Selling and marketing	33,079	(924)	(1,056)	—	31,099
Other operating income, net	(1,209)	—	—	—	(1,209)

Total operating expense	62,110	(15,198)	(1,056)	—	45,856

Operating profit from continuing operations	49,643	15,396	3,753	—	68,792
Profit before tax from continuing operations	52,790	15,396	3,753	—	71,939
Net profit from continuing operations	42,863	15,396	3,753	992	63,004
Net profit from discontinued operations	—	—	—	—	—
Net income attributable to Focus Media	42,804	15,396	3,753	992	62,945

Basic net income from continuing operations per ADS	0.32				0.46
Diluted net income from continuing operations per ADS	0.30				0.45
Basic net income from discontinued operations per ADS	—				—
Diluted net income from discontinued operations per ADS	—				—
Basic net income attributable to Focus Media per ADS	0.32				0.46
Diluted net income attributable to Focus Media per ADS	0.30				0.44

ADS used in calculating basic income per ADS	135,624,717				135,624,717

ADS used in calculating diluted income per ADS	141,562,763				141,562,763

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Loss from equity method investee (VisionChina)

	Three months ended September 30, 2010
	GAAP	(1)	(2)	(3)	(4)	Non- GAAP
Gross Profit
LCD display and other:	64,225	286	1,105		—	65,616
-LCD display network	63,875	286	1,090	—	—	65,251
-Movie theater network	350	—	15	—	—	365
Poster frame network	10,557	—	1,668		—	12,225
In-store network	3,411	—	—		—	3,411
Traditional outdoor billboard network	1,872	—	431		—	2,303

Total Gross Profit	80,065	286	3,204		—	83,555

General and administrative	24,942	(11,526)	—		—	13,416
Selling and marketing	24,474	(1,257)	(1,036)		—	22,181
Other operating expenses (income), net	(2,699)	—	—		(733)	(3,432)

Total operating expense	46,717	(12,783)	(1,036)		(733)	32,165

Operating profit from continuing operations	33,348	13,069	4,240		733	51,390
Profit before tax from continuing operations	36,015	13,069	4,240		733	54,057
Net profit from continuing operations	33,454	13,069	4,240	—	733	51,496
Net profit from discontinued operations	79,341	—	22	(79,000)	—	363
Net income attributable to Focus Media	112,737	13,069	4,262	(79,000)	733	51,801

Basic net income from continuing operations per ADS	0.24					0.36
Diluted net income from continuing operations per ADS	0.23					0.35
Basic net income from discontinued operations per ADS	0.56					0.00
Diluted net income from discontinued operations per ADS	0.54					0.00
Basic net income attributable to Focus Media per ADS	0.79					0.36
Diluted net income attributable to Focus Media per ADS	0.76					0.35

ADS used in calculating basic income per ADS	141,944,371					141,944,371

ADS used in calculating diluted income per ADS	147,490,755					147,490,755

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Profit from disposal of the internet business.
(4). Loss from disposal of previously acquired subsidiaries, all attributable to poster frame business.

	Focus Media Holding Ltd. Reconciliation of GAAPto non—GAAP (U.S. Dollars in thousands, except share and per—share data) (Unaudited) Nine months ended September 30, 2011
	GAAP	(1)	(2)	(3)	Non— GAAP

Gross Profit
LCD display and other:	257,618	593	3,352	—	261,563
—LCD display network	246,338	593	3,309	—	250,240
—Movie theater network	11,280	—	43	—	11,323
Poster frame network	40,043	—	3,285	—	43,328
In—store network	22,996	—	—	—	22,996
Traditional outdoor billboard network	6,880	—	1,712	—	8,592

Total Gross Profit	327,537	593	8,349	—	336,479

General and administrative	89,452	(42,852)	—	—	46,600
Selling and marketing	96,874	(2,775)	(3,165)	—	90,934
Other operating income, net	(7,833)	—	—	—	(7,833)

Total operating expense	178,493	(45,627)	(3,165)	—	129,701

Operating profit from continuing operations	149,044	46,220	11,514	—	206,778
Profit before tax from continuing operations	159,947	46,220	11,514	—	217,681
Net profit from continuing operations	125,313	46,220	11,514	4,750	187,797
Net profit from discontinued operations	—	—	—	—	—
Net income attributable to Focus Media	125,585	46,220	11,514	4,750	188,069

Basic net income from continuing operations per ADS	0.93				1.39
Diluted net income from continuing operations per ADS	0.89				1.34
Basic net income from discontinued operations per ADS	—				—
Diluted net income from discontinued operations per ADS	—				—
Basic net income attributable to Focus Media per ADS	0.93				1.39
Diluted net income attributable to Focus Media per ADS	0.89				1.34

ADS used in calculating basic income per ADS	134,972,295				134,972,295

ADS used in calculating diluted income per ADS	140,567,619				140,567,619

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Loss from equity method investee (VisionChina)

	Nine months ended September 30, 2010
	GAAP	(1)	(2)	(3)	(4)	Non- GAAP
Gross Profit
LCD display network and other:	161,186	848	2,995	—	—	165,029
-LCD display network	157,129	848	2,949	—	—	160,926
-Movie theater network	4,057	—	46	—	—	4,103
Poster frame network	22,847	—	4,941	—	—	27,788
In-store network	10,600	—	—	—	—	10,600
Traditional outdoor billboard network	5,420	—	1,286	—	—	6,706

Total Gross Profit	200,053	848	9,222	—	—	210,123

General and administrative	62,997	(34,217)	—	—	—	28,780
Selling and marketing	73,795	(3,732)	(3,070)	—	—	66,993
Impairment loss	5,736	—	—	(5,736)	—	—
Other operating (income), net	(7,848)	—	—	—	(2,257)	(10,105)

Total operating expense	134,680	(37,949)	(3,070)	(5,736)	(2,257)	85,668

Operating profit from continuing operations	65,373	38,797	12,292	5,736	2,257	124,455
Profit before tax from continuing operations	69,533	38,797	12,292	5,736	3,545	129,903
Net profit from continuing operations	55,928	38,797	12,292	5,736	3,545	116,298
Net profit from discontinued operations	83,078	—	766	—	(79,000)	4,844
Net income attributable to Focus Media	137,119	38,797	13,058	5,736	(75,455)	119,255

Basic net income (loss) from continuing operations per ADS	0.39					0.81
Diluted net income (loss) from continuing operations per ADS	0.38					0.78
Basic net income (loss) from discontinued operations per ADS	0.58					0.03
Diluted net income (loss) from discontinued operations per ADS	0.56					0.03
Basic net income (loss) attributable to Focus Media per ADS	0.95					0.83
Diluted net income (loss) attributable to Focus Media per ADS	0.93					0.81

ADS used in calculating basic income per ADS	143,584,320					143,584,320

ADS used in calculating diluted income per ADS	148,090,998					148,090,998

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Impairment charges of goodwill as a result of earn-out payments in poster frame business.
(4). Net profit from disposal of previously acquired business, including $79M profit from internet disposal and $3.5M loss from the write-off of certain assets of previously acquired subsidiaries.

CONFERENCE CALL

The Company will host a conference call to discuss the third quarter 2011 results at 8:00 p.m. U.S. Eastern Time on November 14, 2011 (5:00 p.m. U.S. Pacific Time on November 14, 2011 and 9:00 a.m. Beijing/Hong Kong Time on November 15, 2011). The dial-in details for the live conference call are set forth below:

International Toll Dial-In Number: + 65.6723.9381

Local Dial-In Number(s):
Hong Kong: +852.2475.0994
United States: +1.718.354.1231

International Toll Free Dial-in Number(s):
China , Domestic Mobile: 400.620.8038
China , Domestic: 800.819.0121
Hong Kong: +852.800.930.346
United States: +1.866.519.4004

Conference ID # 24920812

A replay of the call will be available from November 14, 2011 23:00 until November 22, 2011 10:59pm (US Eastern Time). The dial-in details for the replay are set forth below:

International Toll Dial-In Number: +61.2.8235.5000

Local Dial-In Number(s):
China: 400.692.0026
United States: +1.718.354.1232

International Toll Free Dial-in Number(s):
China North: 10800.714.0386
China South: 10800.140.0386
Hong Kong: +852. 800.901.596
United States: +1.866.214.5335

Conference ID # 24920812

Additionally, a live and archived web cast of this call will be available on the Focus Media web site at http://ir.focusmedia.cn

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) operates China’s largest lifestyle targeted interactive digital media network. The Company offers one of the most comprehensive targeted interactive digital media platforms aimed at Chinese consumers at various urban locations. The increasingly fragmented and mobile lifestyle of Chinese urban consumers has created the need for more efficient media means to capture consumer attention. Focus Media’s mission is to build an increasingly comprehensive and measurable interactive urban media network that reaches consumers at various out-of-home locations.  As of September 30, 2011, Focus Media’s out-of-home lifestyle interactive digital media network had approximately 178,000 LCD displays in about 100,000 commercial buildings that covered more than 100 cities, 426,000 in-elevator poster and digital picture frames in residential buildings that covered 35 cities, approximately 51,000 LCD displays in more than 2,800 hypermarkets, supermarkets and convenience stores and approximately 2,000 movie screens in about 300 movie theaters throughout China.

Investor and Media contact:

Jing Lu
Tel: +86 21 22164155
Email: ir@focusmedia.cn

Focus Media Holding Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S Dollars in Thousands)

	2011-09-30	2011-06-30
	Note 1
ASSETS
Current assets
Cash and cash equivalents	435,322	404,704
Short-term investments	204,567	186,198
Accounts receivable, net	230,552	200,660
Prepaid expenses and other current assets	39,060	44,053
Deposit paid for acquisition of subsidiaries	—	618
Rental deposits	56,143	50,557
Other current assets	8,098	1,722

Total current assets	973,742	888,512
Rental deposits, non-current	4,770	5,722
Equipment, net	68,786	65,807
Acquired intangible assets, net	26,995	17,553
Goodwill	463,894	429,525
Investment under equity method	59,148	58,209
Other long term assets	17,354	19,273
Total assets	1,614,689	1,484,601

LIABILITIES AND EQUITY
Current liabilities
Short-term bank loan	30,000	—
Accounts payable	22,146	18,330
Accrued expenses and other current liabilities	132,625	117,155
Income taxes payable	10,943	314
Amount due to Related parties	4,175	1,842
Deferred tax liabilities	25,172	24,180

Total current liabilities	225,061	161,821
Long-term payable	14,051	—
Deferred tax liabilities, non-current	12,617	9,995

Total liabilities	251,729	171,816

Equity
Ordinary shares	33	34
Additional paid in capital	1,668,269	1,716,322
Subscription receivable	(1,236)	—
Accumulated deficit	(437,368)	(499,597)
Accumulated other comprehensive income	111,447	95,815

Total Focus Media equity	1,341,145	1,312,574
Noncontrolling interests	21,815	211

Total equity	1,362,960	1,312,785

Total liabilities and equity	1,614,689	1,484,601

Focus Media Holding Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S Dollar in thousands, except earnings per ADS and ADS data)

	Three months ended			Nine months ended

	2011-09-30	2011-06-30	2010-9-30	2011-09-30	2010-09-30
	Note 1			Note 1
Revenues
LCD display network and other:	146,169	123,142	96,182	367,770	241,362
-LCD display network	132,555	113,518	91,654	336,098	227,137
-Movie theater network	13,614	9,624	4,528	31,672	14,225
In-store network	17,367	16,339	10,389	44,111	30,875
Poster frame network	51,023	41,648	35,496	131,953	90,532
Traditional outdoor billboard network	14,886	13,090	9,135	38,598	28,489

Total gross revenues	229,445	194,219	151,202	582,432	391,258
Less: Sales taxes	18,783	15,257	13,850	46,229	34,643

Total net revenue (note 2)	210,662	178,962	137,352	536,203	356,615

Cost of revenues
LCD display network and other:	28,965	24,614	22,551	79,392	57,269
-LCD display network	22,364	18,630	19,023	60,619	48,455
-Movie theater network	6,601	5,984	3,528	18,773	8,814
In-store network	5,849	5,774	5,997	17,324	17,339
Poster frame network	28,056	27,098	21,670	80,859	59,416
Traditional outdoor billboard network	12,232	9,723	7,069	31,091	22,538

Total cost of revenues	75,102	67,209	57,287	208,666	156,562

Gross profit	135,560	111,753	80,065	327,537	200,053

Operating expenses
General and administrative	32,588	30,240	24,942	89,452	62,997
Selling and marketing	32,594	33,079	24,474	96,874	73,795
Impairment loss	—	—	—	—	5,736
Other operating income, net	(1,919)	(1,209)	(2,699)	(7,833)	(7,848)

Total operating expenses	63,263	62,110	46,717	178,493	134,680

Operating profit	72,297	49,643	33,348	149,044	65,373
Interest income	5,395	3,147	2,667	10,903	5,448
Investment loss	—	—	—	—	(1,288)
Income from continuing operations before income taxes	77,692	52,790	36,015	159,947	69,533
Provision for income taxes	14,041	8,935	2,561	29,884	13,605
Loss from equity method investee	985	992	—	4,750	-

Net income from continuing operations	62,666	42,863	33,454	125,313	55,928
Net income from discontinued operations, net of tax	—	—	79,341	—	83,078

Net income	62,666	42,863	112,795	125,313	139,006
Less: Net income (loss) attributable to noncontrolling interests	437	59	58	(272)	1,887

Net income attributable to Focus Media	62,229	42,804	112,737	125,585	137,119

Net income from continuing operations per ADS
-basic	0.47	0.32	0.24	0.93	0.39
-diluted	0.45	0.30	0.23	0.89	0.38
Net income from discontinued operations per ADS
-basic	—	—	0.56	—	0.58
-diluted	—	—	0.54	—	0.56
Net income attributable to Focus Media per ADS
-basic	0.47	0.32	0.79	0.93	0.95

-diluted	0.44	0.30	0.76	0.89	0.93

ADS used in calculating basic income per ADS	133,718,768	135,624,717	141,944,371	134,972,295	143,584,320

ADS used in calculating diluted income per ADS	139,866,888	141,562,763	147,490,755	140,567,619	148,090,998

Note 1: The Company acquired 51% interests in 4 subsidiaries engaged in outdoor billboard business for an aggregate consideration of approximately $21.4 million in the third quarter of 2011 as part of the traditional outdoor billboard network strategy to expand its media resources. The aggregate consideration is the maximum possible consideration likely to be paid over a three year period base on achieving certain operating targets. The Company has performed a preliminary purchase price allocation to allocate the purchase consideration to the estimated fair values of the assets and liabilities of the subsidiaries acquired as of September 30, 2011. The amounts may be subject to change when the Company finalizes the purchase price allocation, with the assistance of a third-party valuation expert.

Note 2: Details of net revenues by segment are as follows (U.S. Dollars in thousands):

	Three months ended			Nine months ended
	2011-09-30	2011-06-30	2010-09-30	2011-09-30	2010-09-30
Gross revenues
LCD display network	132,555	113,518	91,654	336,098	227,137
Movie theater network	13,614	9,624	4,528	31,672	14,225
In-store network	17,367	16,339	10,389	44,111	30,875
Poster frame network	51,023	41,648	35,496	131,953	90,532
Traditional outdoor billboard network	14,886	13,090	9,135	38,598	28,489
Total gross revenues	229,445	194,219	151,202	582,432	391,258

Less: Sales taxes
LCD display network	11,995	9,628	8,755	29,141	21,553
Movie theater network	623	519	651	1,619	1,354
In-store network	1,496	1,403	981	3,791	2,936
Poster frame network	4,379	3,470	3,269	11,051	8,269
Traditional outdoor billboard network	290	237	194	627	531
Total sales tax	18,783	15,257	13,850	46,229	34,643

Net revenues
LCD display network	120,560	103,890	82,899	306,957	205,584
Movie theater network	12,991	9,105	3,877	30,053	12,871
In-store network	15,871	14,936	9,408	40,320	27,939
Poster frame network	46,644	38,178	32,227	120,902	82,263
Traditional outdoor billboard network	14,596	12,853	8,941	37,971	27,958
Total net revenues	210,662	178,962	137,352	536,203	356,615

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS
(U.S. Dollar in thousands)
	Three months ended		Nine months ended
	2011-09-30	2010-09-30	2011-09-30	2010-09-30
Operating activities:
Net income	62,666	112,795	125,313	139,006
Adjustments to reconcile net income to net cash provided by operating activities:
Bad debt expenses	4,466	867	10,258	1,205
Share-based compensation	15,557	13,069	46,220	38,797
Depreciation	7,291	6,721	21,398	21,792
Amortization of acquired intangible assets	3,970	4,262	11,514	13,058
Profit on disposal of previously acquired subsidiaries	—	(79,000)	—	(79,000)
Loss on disposal of equity method investment	—	—	—	2,833
Loss from equity method investee	985	—	4,750
Impairment charges for goodwill, acquired intangible assets and fixed assets	—	—	—	5,736
Write-off of long-term assets	—	—	990	—
Others	1,798	129	1,940	242
Net changes in current assets and current liabilities, net of effects of acquisitions	(10,465)	(24,594)	(71,018)	(66,440)

Net cash provided by operating activities	86,268	34,249	151,365	77,229

Investing activities:
Purchase of equipment and other long term assets	(6,058)	(6,675)	(23,425)	(11,600)
Payment paid to acquired subsidiaries	(4,115)	(3,767)	(9,475)	(26,306)
Investment in equity method investee	—	—	(61,003)	—
Investment in short-term investments	(505,921)	(116,100)	(937,663)	(116,100)
Proceeds from the sale of short-term investments	490,972	—	878,037	29,290
Proceeds received from disposal of fixed assets	125	166	572	309
Advances to a related party	(3,147)	—	(3,147)	—
Disposal of subsidiaries	—	73,278	7,296	76,067
Net cash (used in)/provided by investing activities	(28,144)	(53,098)	(148,808)	(48,340)

Financing activities:
Proceeds received from short-term bank loans	30,000	—	30,000	—
Cash used for share repurchase	(66,106)	(200,000)	(69,106)	(236,715)
Cash collection from (deposit for) share repurchase	—	6,265	—	(36)
Capital injection from (repayment to) noncontrolling interests	—	11	(76)	10,980
Proceeds from issuance of ordinary shares,	1,260	568	1,828	2,387
Net cash provided by/(used in) financing activities	(34,846)	(193,156)	(37,354)	(223,384)

Effect of exchange rate changes	7,340	7,006	15,643	9,589

Net increase (decrease) in cash and cash equivalents	30,618	(204,999)	(19,154)	(184,906)
Cash and cash equivalents, beginning of period	404,704	588,252	454,476	568,159

Cash and cash equivalents, end of period	435,322	383,253	435,322	383,253

Supplemental disclosure of cash flow information:
Income taxes paid	3,321	3,854	24,612	27,793
Interest paid	105	—	105	—

Supplemental disclosure of non-cash investing activity:
Accrual for acquisition of subsidiaries	22,092	7,284	22,092	7,284